Exhibit 99.1

BIO-TECHNE RELEASES FOURTH QUARTER FISCAL 2022 RESULTS

Minneapolis/August 4, 2022/ Bio-Techne Corporation (NASDAQ: TECH) today reported its financial results for the fourth quarter ended June 30, 2022.

Fourth Quarter FY2022 Highlights

●Fourth quarter organic revenue increased by 14% (11% reported) to $288.2 million. Full year organic growth of 17% (19% reported) to $1.1 billion.

●GAAP EPS was $1.51 versus $0.37 one year ago. Delivered adjusted earnings per share (EPS) of $2.05, an increase of 9% from the prior year. Full year GAAP EPS was $6.63 vs $3.47 a year ago. Achieved record full year adjusted EPS of $7.89, an increase of 17% from the prior year.

●Sustained operational excellence across the organization, including Protein Sciences which achieved 16% organic growth (13% reported) in the fourth fiscal quarter and 19% organic growth (18% reported) for the full year.

●Fourth quarter adjusted operating income was $106.6 million ($80.6 million reported), an increase of  6% (17% reported) from the prior year, despite foreign currency exchange negatively impacting operating income by 6%. Adjusted operating income for full year 2022 was $421.3 million ($296.6 million reported), an increase of 16% (25% reported) from the prior year.

●Expanded Bio-Techne's proteomic analytical tools portfolio through the acquisition of leading cell sorting company Namocell, which closed on July 1, 2022.

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). Adjusted diluted EPS, adjusted earnings, adjusted gross margin, adjusted operating income, adjusted tax rate, organic growth, and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading “Use of non-GAAP Adjusted Financial Measures.” A reconciliation of GAAP to non-GAAP financial measures is included in this press release.

“We had a tremendous finish to a spectacular fiscal 2022, as the Bio-Techne team delivered 14% organic growth for the fourth quarter and 17% organic growth for the year.  This growth enabled us to cross the $1 billion in fiscal year revenue for the first time in our corporate history,” said Chuck Kummeth, President and CEO of Bio-Techne. “I am particularly pleased with this performance given the prolonged headwinds we faced in China, as lockdowns in this geography lasted longer than we initially expected.  We experienced robust demand across our portfolio of proteomic reagents and analytical tools, especially from our biopharma end markets, as well as accelerating momentum in our ExosomeDx business and a return to double-digit growth in our Spatial Biology business.”

Kummeth added, “We recently strengthened our proteomic analytical tools portfolio with the acquisition of Namocell, a leading provider of cell sorting and dispensing instruments and consumables, adding to our portfolio of solutions for Cell and Gene Therapy workflows.  In the quarter, we continued to scale our GMP protein manufacturing facility, commercializing two additional GMP proteins at scale to address current and forecasted demand. Overall, our portfolio of Cell and Gene Therapy workflow solutions had a stellar year, including greater than 50% organic growth. Separately, our ExoDx Prostate test continued its momentum from the prior quarter, as test volume set another record, increasing almost 70% in the quarter.”

Kummeth continued, “Fiscal 2022 was an incredible year for Bio-Techne. We strengthened our team across the organization, announced another acquisition and continued to advance our leading portfolio of diagnostic solutions, proteomic reagents and analytical tools to advance science and enable discoveries. We are positioned to successfully navigate the current environment and continue our momentum into fiscal 2023 and beyond.”

Fourth Quarter Fiscal 2022

Revenue

Net sales for the fourth quarter increased 11% to $288.2 million. Organic growth was 14% compared to the prior year with foreign currency exchange having an unfavorable impact of 3%.

GAAP Earnings Results

GAAP EPS was $1.51 per diluted share, versus $0.37 in the same quarter last year. GAAP EPS was negatively impacted in the prior year by a non-operating mark-to-market loss on our ChemoCentryx investment.  GAAP operating income for the fourth quarter of fiscal 2022 increased 17% to $80.6 million, compared to $68.6 million in the fourth quarter of fiscal 2021. GAAP operating margin was 28.0%, compared to 26.5% in the fourth quarter of fiscal 2021. GAAP operating margin compared to prior year was positively impacted by volume leverage, which was partially offset by unfavorable foreign currency exchange impacts.

Non-GAAP Earnings Results

Adjusted EPS increased to $2.05 per diluted share, versus $1.88 in the same quarter last year, an increase of 9%. Adjusted EPS increased primarily due to revenue growth. Adjusted operating income for the fourth quarter of fiscal 2022 increased 6% compared to the fourth quarter of fiscal 2021. Adjusted operating margin was 37.4%, compared to 38.8% in the fourth quarter of fiscal 2021. Adjusted operating margin decreased compared to the prior year due to the impact of unfavorable foreign currency exchange.

Full Year Fiscal 2022

Revenue

Net sales for the full year fiscal 2022 increased 19% to $1,105.6 million. Organic growth was 17%, with acquisitions having a favorable impact of 3% and foreign currency translation having an unfavorable impact of 1%. Organic revenue growth was broad based and driven by accelerated momentum of the Company’s long-term growth strategy.

GAAP Earnings Results

GAAP EPS was $6.63 per diluted share compared to $3.47 per diluted share last fiscal year. GAAP EPS was favorably impacted by a non-operating mark-to-market gain of $16 million on our ChemoCentryx investment, compared to a loss on investment of $68 million in the prior fiscal year. GAAP operating income for full year fiscal 2022 increased 25.0% to $296.6 million, compared with $237.3 million in the full year fiscal 2021. GAAP operating margin was 26.8%, compared to 25.5% in the full year fiscal 2021. GAAP operating income and operating margin compared to prior year was positively impacted by both volume leverage and product mix.

Non-GAAP Earnings Results

Adjusted EPS was $7.89 per diluted shares, versus $6.76 in full fiscal year 2021. Adjusted operating margin for full fiscal year 2022 decreased to 38.3%, compared with 39.1% in full year fiscal 2021. Adjusted operating margin compared to the prior year was unfavorably impacted by foreign currency exchange, the full year impact of prior year’s Asuragen acquisition, and strategic investments.

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the Company’s business segments, as highlighted below.

Protein Sciences Segment

The Company’s Protein Sciences segment is one of the world’s leading suppliers of specialized proteins such as cytokines and growth factors, immunoassays, antibodies and reagents, to the biotechnology and academic research communities. Additionally, the segment provides an array of platforms useful in various areas of protein analysis. Protein Sciences segment’s fourth quarter fiscal 2022 net sales were $217.0 million, an increase of 13% from $192.3 million for the fourth quarter of fiscal 2021. Organic growth for the segment was 16%, with foreign currency exchange having an unfavorable impact of 3%. Protein Sciences segment’s operating margin was 44.9% in the fourth quarter of fiscal 2022 compared to 47.0% in the fourth quarter of fiscal 2021. The segment’s operating margin compared to the prior year was negatively impacted by foreign currency exchange.

Protein Sciences segment's full year fiscal 2022 net sales were $832.3 million, an increase of 18% from $704.6 million for fiscal 2021. Organic growth for the segment was 19% for the fiscal year, with currency translation having an unfavorable 1% impact on revenue.

Protein Sciences segment’s operating margin was 45.4% in fiscal 2022 compared to 46.9% in fiscal 2021. Segment operating margin compared to the prior year was unfavorably impacted by foreign currency exchange and strategic investments.

Diagnostics and Genomics Segment

The Company’s Diagnostics and Genomics segment provides blood chemistry and blood gas quality controls, hematology instrument controls, immunoassays and other bulk and custom reagents for the in vitro diagnostic market. The Diagnostics and Genomics segment also develops and provides in situ hybridization products as well as exosome-based diagnostics for various pathologies, including prostate cancer. The Diagnostics and Genomics segment’s fourth quarter fiscal 2022 net sales were $71.7 million, an increase of 7% from $67.1 million for the fourth quarter of fiscal 2021. Organic growth for the segment was 8%, with foreign currency exchange having an unfavorable 1% impact. The Diagnostics and Genomics segment’s operating margin was 15.7% in the fourth quarter of fiscal 2022 compared to 16.7% in the fourth quarter of fiscal 2021. The segment’s operating margin was negatively impacted by foreign currency exchange and strategic investments.

The Diagnostics segment’s full year fiscal 2022 net sales were $274.8 million, an increase of 21% from $227.7 million for fiscal 2021. Organic growth for the segment was 10% with acquisitions contributing a favorable impact of 11% and currency translation having an immaterial impact on revenue growth. The Diagnostics segment’s operating margin was 17.8% in fiscal 2022 compared to 16.9% in fiscal 2021. Fiscal 2022 operating margin was favorably impacted by volume leverage and product mix.

Conference Call

Bio-Techne will host an earnings conference call today, August 4, 2022 at 8:00 a.m. CDT. To listen, please dial 1-800-926-5187 or 1-312-281-2972 for international callers, and reference conference ID 22019664. The earnings call can also be accessed via webcast through the following link https://investors.bio-techne.com/ir-calendar.

A recorded rebroadcast will be available for interested parties unable to participate in the live conference call by dialing 1-844-512- 2921 or 1-412-317-6671 (for international callers) and referencing Conference ID 22019664. The replay will be available from 11:00 a.m. CDT on Thursday, August 4, 2022 until 11:00 p.m. CDT on Sunday, September 4, 2022.

Use of non-GAAP Adjusted Financial Measures:

This press release contains financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These non-GAAP measures include:

•	Organic growth
•	Adjusted diluted earnings per share
•	Adjusted earnings
•	Adjusted tax rate
•	Adjusted gross margin
•	Adjusted operating income
•	Adjusted operating margin

We provide these measures as additional information regarding our operating results. We use these non-GAAP measures internally to evaluate our performance and in making financial and operational  decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

Our non-GAAP financial measure of organic growth represents revenue growth excluding revenue from acquisitions within the preceding 12 months, the impact of foreign currency, as well as the impact of partially-owned consolidated subsidiaries. Excluding these measures provides more useful period-to-period comparison of revenue results as it excludes the impact of foreign currency exchange rates, which can vary significantly from period to period, and revenue from acquisitions that would not be included in the comparable prior period. Revenues from partially-owned subsidiaries consolidated in our financial statements are also excluded from our organic revenue calculation, as those revenues are not fully attributable to the Company. Revenue from partially-owned subsidiaries was $3.0 million and $4.6 million for the quarter and year ended June 30, 2022, respectively.

Our non-GAAP financial measures for adjusted gross margin, adjusted operating margin, and adjusted net earnings, in total and on a per share basis, exclude stock-based compensation, the costs recognized upon the sale of acquired inventory, amortization of acquisition intangibles, acquisition related expenses inclusive of the changes in fair value of contingent consideration, and other non-recurring items including non-recurring costs, goodwill and long-lived asset impairments, and gains. Stock-based compensation is excluded from non-GAAP adjusted net earnings because of the nature of this charge, specifically the varying available valuation methodologies, subjection assumptions, variety of award types, and unpredictability of amount and timing of employer related tax obligations. The Company excludes amortization of purchased intangible assets, purchase accounting adjustments, including costs recognized upon the sale of acquired inventory and acquisition-related expenses inclusive of the changes in fair value contingent consideration, and other non-recurring items including gains or losses on legal settlements, goodwill and long-lived asset impairment charges, and one-time assessments from this measure because they occur as a result of specific events, and are not reflective of our internal investments, the costs of developing, producing, supporting and selling our products, and the other ongoing costs to support our operating structure. Additionally, these amounts can vary significantly from period to period based on current activity. The Company also excludes revenue and expense attributable to partially-owned consolidated subsidiaries in the calculation of our non-GAAP financial measures as the revenues and expenses are not fully attributable to the Company.

The Company’s non-GAAP adjusted operating margin and adjusted net earnings, in total and on a per share basis, also excludes stock-based compensation expense, which is inclusive of the employer portion of payroll taxes on those stock awards, restructuring, impairments of equity method investments, gain and losses from investments, and certain adjustments to income tax expense.

Impairments of equity investments are excluded as they are not part of our day-to-day operating decisions. Additionally, gains and losses from other investments that are either isolated or cannot be expected to occur again with any predictability are excluded.

Costs related to restructuring activities, including reducing overhead and consolidating facilities, are excluded because we believe they are not indicative of our normal operating costs. The Company independently calculates a non-GAAP adjusted tax rate to be applied to the identified non-GAAP adjustments considering the impact of discrete items on these adjustments and the jurisdictional mix of the adjustments. In addition, the tax impact of other discrete and non-recurring charges which impact our reported GAAP tax rate are adjusted from net earnings. We believe these tax items can significantly affect the period-over-period assessment of operating results and not necessarily reflect costs and/or income associated with historical trends and future results.

Investors are encouraged to review the reconciliations of adjusted financial measures used in this press release to their most directly comparable GAAP financial measures as provided with the financial statements attached to this press release.

Forward Looking Statements:

Our press releases may contain forward-looking statements  within the meaning of the Private Securities Litigation Reform Act. Such statements involve risks and uncertainties that may affect the actual results of operations. The following important factors, among others, have affected and, in the future, could affect the Company’s actual results: the effect of new branding and marketing initiatives, the integration of new businesses and leadership, the introduction and acceptance of new products, the funding and focus of the types of research by the Company’s customers, the impact of the growing number of producers of biotechnology research products and related price competition,  general economic conditions, customer site closures or supply chain issues resulting from the COVID-19 pandemic, the impact of currency exchange rate fluctuations, and the costs and results of research and product development efforts of the Company and of companies in which the Company has invested or with which it has formed strategic relationships.

For additional information concerning such factors, see the section titled “Risk Factors” in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements  we make in our press releases due to new information or future events. Investors are cautioned not to place undue emphasis on these statements.

Bio-Techne Corporation (NASDAQ: TECH) is a global life sciences company providing innovative tools and bioactive reagents for the research and clinical diagnostic communities. Bio-Techne products assist scientific investigations into biological processes and the nature and progress of specific diseases. They aid in drug discovery efforts and provide the means for accurate clinical tests and diagnoses. With thousands of products in its portfolio, Bio-Techne generated approximately $1.1 billion in net sales in fiscal 2022 and has approximately 3,000 employees worldwide. For more infonnation on Bio-Techne and its brands, please visit www.bio techne.com.

Contact:	David Clair, Vice President, Investor Relations

David.Clair@bio-techne.com

612-656-4416

BIO-TECHNE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Net sales	$288,229	$259,028	$1,105,599	$931,032
Cost of sales	87,878	83,083	349,103	298,182
Gross margin	200,351	175,945	756,496	632,850
Operating expenses:
Selling, general and administrative	96,630	86,641	372,766	324,951
Research and development	23,148	20,722	87,140	70,603
Total operating expenses	119,778	107,363	459,906	395,554
Operating income	80,573	68,582	296,590	237,296
Other income (expense)	(1,520)	(61,469)	4,796	(89,121)
Earnings before income taxes	79,053	7,113	301,386	148,175
Income taxes	17,137	(7,531)	38,287	8,590
Net earnings, including noncontrolling interest	$61,916	$14,644	$263,099	$139,585
Net earnings (loss) attributable to noncontrolling interest	392	(316)	(8,952)	(825)
Net earnings attributable to Bio-Techne	61,524	14,960	272,051	140,410
Earnings per share:
Basic	$1.57	$0.38	$6.93	$3.62
Diluted	$1.51	$0.37	$6.63	$3.47
Weighted average common shares outstanding
Basic	39,199	38,907	39,219	38,747
Diluted	40,704	40,950	41,029	40,483

BIO-TECHNE CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS

(In thousands)

(Unaudited)

	6/30/2022	6/30/2021
ASSETS
Cash and equivalents	$172,567	$199,091
Short-term available-for-sale investments	74,462	32,463
Accounts receivable, net	194,548	145,385
Inventories	141,123	116,748
Other current assets	22,856	16,919
Total current assets	605,556	510,606

Property and equipment, net	223,242	207,907
Right of use asset	65,556	73,834
Goodwill and intangible assets, net	1,353,623	1,459,035
Other assets	46,828	11,575
Total assets	$2,294,805	$2,262,957

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses	$113,704	$95,960
Contract liabilities	23,406	18,995
Income taxes payable	13,237	5,336
Contingent consideration payable	—	4,000
Operating lease liabilities - current	11,928	11,602
Current portion oflong-term debt obligations	12,500	12,500
Other current liabilities	1,243	3,891
Total current liabilities	176,018	152,284

Deferred income taxes	98,994	93,125
Long-term debt obligations	243,410	328,827
Operating lease liabilities	58,133	67,625
Long-term contingent consideration payable	5,000	25,400
Other long-term liabilities	12,239	24,462
Stockholders' equity	1,701,011	1,571,234
Total liabilities and stockholders' equity	$2,294,805	$2,262,957

BIO-TECHNE CORPORATION

RECONCILIATION OF ADJUSTED GROSS MARGIN PERCENTAGE

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Gross margin percentage - GAAP	69.5%	67.9%	68.4%	68.0%
Identified adjustments:
Costs recognized upon sale of acquired inventory	—%	0.6%	0.1%	0.2%
Amortization of intangibles	3.5%	3.9%	3.7%	3.8%
Stock compensation expense	0.1%	0.1%	0.1%	0.2%
Impact of partially owned consolidated subsidiaries(1)	0.1%	0.2%	0.2%	0.1%
Gross margin percentage - Adjusted	73.2%	72.7%	72.5%	72.3%

(1)Adjusted gross margin percentages for the fourth quarter and full year of fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company’s adjusted gross margin percentage.

BIO-TECHNE CORPORATION

RECONCILIATION OF ADJUSTED OPERATING MARGIN PERCENTAGE

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Operating margin percentage - GAAP	28.0%	26.5%	26.8%	25.5%
Identified adjustments:
Costs recognized upon sale of acquired inventory	—%	0.6%	0.1%	0.2%
Amortization of intangibles	6.3%	7.0%	6.5%	6.8%
Acquisition related expenses	0.1%	0.4%	(1.6)%	0.8%
Eminence impairment	—%	—%	1.8%	—%
Stock-based compensation	3.0%	4.0%	4.3%	5.6%
Restructuring costs	0.0%	—%	0.1%	—%
Impact of partially owned subsidiaries(1)	0.0%	0.3%	0.3%	0.2%
Operating margin percentage - Adjusted	37.4%	38.8%	38.3%	39.1%

(1) As disclosed in our use of Non-GAAP Adjusted Financial Measures, the adjusted operating margin percentages excludes partially-owned consolidated revenue and expense amounts. The excluded revenue attributable to partially-owned consolidated subsidiaries impacted the operating margin by 0.4% and 0.1% for the fourth quarter and full year of fiscal 2022, respectively, and 0.1% and an immaterial amount for the comparative prior year periods.  The excluded operating (income)/loss impacted the operating margin by (0.4%) and 0.2% for the fourth quarter and full year of fiscal 2022, respectively, and 0.2% for both comparative prior year periods. Adjusted operating margin percentages for the fourth quarter and full year of fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company’s adjusted operating margin percentage.

BIO-TECHNE CORPORATION

NON-GAAP ADJUSTED CONOLIDATED NET EARNINGS and EARNINGS per SHARE

(In thousands, except per share data) (Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Net earnings before taxes- GAAP	$79,053	$7,113	$301,386	$148,175
Identified adjustments attributable to Bio-Techne:
Costs recognized upon sale of acquired inventory	—	1,474	1,596	1,565
Amortization of intangibles	18,112	18,489	73,054	64,239
Acquisition related expenses	354	920	(18,694)	7,489
Eminence impairment	—	—	18,715	—
Stock-based compensation, inclusive of employer taxes	8,671	10,321	46,401	51,846
Restructuring costs	—	—	1,640	142
Investment (gain) loss and other	359	57,647	(16,171)	68,391
Impact of partially owned consolidated subsidiaries(1)	(919)	591	2,675	1,390
Net earnings before taxes - Adjusted(1)	$105,630	$96,555	$410,602	$343,237
Non-GAAP tax rate	21.2%	20.3%	21.2%	20.2%
Non-GAAP tax expense	22,358	19,560	87,090	69,478
Non-GAAP adjusted net earnings attributable to Bio-Techne(1)	$83,272	$76,995	$323,512	$273,759
Earnings per share - diluted - Adjusted(1)	$2.05	$1.88	$7.89	$6.76

(1)Adjusted consolidated net earnings and earnings per share for the fourth quarter and full year of fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company’s adjusted consolidated net earnings and earnings per share.

BIO-TECHNE CORPORATION

NON-GAAP adjusted tax rate (In percentages)

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
GAAP effective tax rate	21.7%	(105.9)%	12.7%	5.8%
Discrete items	(0.1)%	122.0%	10.7%	19.0%
Annual forecast update	1.8%	8.7%	—%	—%
Long-term GAAP tax rate	23.4%	24.8%	23.4%	24.8%
Rate impact items
Stock based compensation	(2.1)%	(6.0)%	(1.9)%	(5.7)%
Acquisition costs	(0.0)%	(0.6)%	(0.0)%	(0.2)%
Change in fair value of investments	(0.1)%	1.3%	(0.1)%	0.5%
Other	0.0%	0.8%	(0.2)%	0.8%
Total rate impact items	(2.2)%	(4.5)%	(2.2)%	(4.6)%
Non-GAAP adjusted tax rate	21.2%	20.3%	21.2%	20.2%

BIO-TECHNE CORPORATION

SEGMENT REVENUE

(In thousands)

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Protein Sciences segment revenue	$216,979	$192,316	$832,311	$704,564
Diagnostics and Genomics segment revenue	71,652	67,057	274,843	227,744
lntersegment revenue	(402)	(345)	(1,555)	(1,276)
Consolidated revenue	$288,229	$259,028	$1,105,599	$931,032

BIO-TECHNE CORPORATTON

SEGMENT OPERATING INCOME

(In thousands)

(Unaudited)

	QUARTER		YEAR
	ENDED		ENDED
	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Protein Sciences segment operating income(1)	$97,492	$90,437	$377,623	$330,225
Diagnostics and Genomics segment operating income	11,228	11,228	48,977	38,425
Segment operating income	108,720	101,665	426,600	368,650
Corporate general, selling, and administrative(1)	(2,157)	(1,375)	(5,281)	(4,943)
Adjusted operating income	106,563	100,290	421,319	363,707
Cost recognized upon sale of acquired inventory	—	(1,474)	(1,596)	(1,565)
Amortization of intangibles	(18,112)	(18,489)	(73,054)	(64,239)
Acquisition related expenses	(260)	(826)	19,070	(7,114)
Eminence impairment	—	—	(18,715)	—
Impact of partially owned consolidated subsidiaries(1)	1,053	(598)	(2,393)	(1,505)
Stock-based compensation	(8,671)	(10,321)	(46,401)	(51,846)
Restructuring costs	—	—	(1,640)	(142)
Operating income	$80,573	$68,582	$296,590	$237,296

(1)Adjusted operating income for the fourth quarter and full year of fiscal 2021 have been updated for comparability to fiscal 2022 for the inclusion of the impact of partially-owned consolidated subsidiaries on the Company’s adjusted operating income.

BIO-TECHNE CORPORATION

CONDENSED CASH FLOW

(In thousands)

(Unaudited)

	YEAR
	ENDED
	6/30/2022	6/30/2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$263,099	$139,585
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	101,069	87,747
Costs recognized on sale of acquired inventory	1,596	1,565
Deferred income taxes	6,816	(27,431)
Stock-based compensation expense	42,183	48,982
Fair value adjustment to available for sale investments	(15,002)	67,879
Contingent consideration payments - operating	(3,300)	(337)
Fair value adjustment to contingent consideration payable	(20,400)	5,300
Asset impairment restructuring	546	—
Eminence impairment	18,715	—
Other operating activities	(70,050)	28,874
Net cash provided by operating activities	325,272	352,164
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(44,908)	(44,301)
Investment of forward purchase contract	(25,000)	—
Other investing activities	(26,943)	(199,215)
Net cash provided by (used in) investing activities	(96,851)	(243,516)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(50,185)	(49,622)
Proceeds from stock option exercises	77,155	65,092
Long-term debt activity, net	(85,500)	(15,500)
Contingent consideration payments - financing	(700)	—
Share repurchases	(160,950)	(43,178)
Other financing activity	(22,673)	(19,343)
Net cash provided by (used in) financing activities	(242,853)	(62,551)
Effect of exchange rate changes on cash and cash equivalents	(12,092)	6,369
Net increase (decrease)in cash and cash equivalents	(26,524)	52,466
Cash and cash equivalents at beginning of period	199,091	146,625
Cash and cash equivalents at end of period	$172,567	$199,091